UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Pretium Resources Inc.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

74139C102
(CUSIP Number)

Robin Wang c/o Zijin Mining Group Co., Ltd. 1 Zijin Road, Shanghang County, Fujian Province, People’s Republic of China +86 592 2933 623

Copy to: Thomas M. Rose Troutman Sanders LLP 401 9th Street, N. W. Suite 1000 Washington, DC 20004-2134 (202) 274-2950
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS XinXing Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ❑ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,836,826
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,836,826
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,836,826
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.68%(1)
14	TYPE OF REPORTING PERSON CO

(1)
Calculation of the foregoing percentage is based on information set forth in the Subscription Agreement, in which the Issuer represented that there were 116,828,081 Common Shares issued and outstanding as of December 8, 2014, prior to the issuance of 12,836,826 Common Shares to XinXing Global Limited and the issuance of 2,897,490 Common Shares to other investors on January 21, 2015.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Zijin Mining Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ❑ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,836,826
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,836,826
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,836,826
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.68%(1)
14	TYPE OF REPORTING PERSON OO (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(1)
Calculation of the foregoing percentage is based on information set forth in the Subscription Agreement, in which the Issuer represented that there were 116,828,081 Common Shares issued and outstanding as of December 8, 2014, prior to the issuance of 12,836,826 Common Shares to XinXing Global Limited and the issuance of 2,897,490 Common Shares to other investors on January 21, 2015.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gold Mountains (H.K.) International Mining Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ❑ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,836,826
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,836,826
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,836,826
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.68%(1)
14	TYPE OF REPORTING PERSON CO

(1)
Calculation of the foregoing percentage is based on information set forth in the Subscription Agreement, in which the Issuer represented that there were 116,828,081 Common Shares issued and outstanding as of December 8, 2014, prior to the issuance of 12,836,826 Common Shares to XinXing Global Limited and the issuance of 2,897,490 Common Shares to other investors on January 21, 2015.

Item 1.  Security and Issuer.

This Schedule 13D relates to common shares, no par value (the “Common Shares”), of Pretium Resources Inc., a British Columbia corporation (the “Issuer”), whose principal executive offices are located at 1600, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada.

Item 2.  Identity and Background.

(a)
This Schedule 13D is being jointly filed by Zijin Mining Group Co., Ltd., a joint stock limited company incorporated in the People’s Republic of China with limited liability (“Zijin”), Gold Mountains (H.K.) International Mining Company Limited, a corporation existing under the laws of Hong Kong, S.A.R. (“Gold Mountains”)  and XinXing Global Limited, a corporation existing under the laws of the British Virgin Islands (“XinXing”, and collectively with Gold Mountains and Zijin, the “Reporting Persons”). XinXing is a direct wholly-owned subsidiary of Gold Mountains and Gold Mountains is a direct wholly-owned subsidiary of Zijin. Neither Zijin nor Gold Mountains directly owns any securities of the Issuer. However, as a result of the relevant ownership structure of the Reporting Persons, Zijin and Gold Mountains may be deemed to beneficially own the securities of the Issuer directly owned by XinXing. Each of XinXing, Gold Mountains and Zijin are mining companies, with Zijin being a large-scale Chinese state-owned mining group that is one of the largest gold producers, second largest mineral copper producer, and an important zinc, tungsten and iron ore producer in China.

(b)	The address of the principal place of business and office of each of the Reporting Persons is c/o Zijin Mining Group Co., Ltd., 19/F, Haifu Center, 599 Sishui Dao, Huli, Xiamen 361016, China.

(c)	See Item (f).

(d)
During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Schedule A hereto, which is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 8, 2014, the Issuer entered into a subscription agreement (the “Subscription Agreement”), with XinXing pursuant to which the Issuer agreed to issue and sell to XinXing (the “Private Placement”)  an aggregate of 12,836,826 Common Shares at CDN$6.30 per Common Share for an aggregate purchase price of CDN$80,872,004.   The Private Placement closed on January 16, 2015. The funds to purchase the Common Shares by XinXing were borrowed from its shareholder Gold Mountains, with three-year term and annual interest rate of 3 month Libor (in Canadian dollars) plus 1%.

References to, and descriptions of, the Subscription Agreement as set forth in this Item 3 and elsewhere in this Schedule 13D are qualified in their entirety by reference to the Subscription Agreement filed as Exhibit 99.2 hereto.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Shares reported herein solely for investment purposes. The Private Placement is subject to the terms of the Subscription Agreement attached as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Pursuant to the Subscription Agreement, following the closing (the “Closing”) of the Private Placement and for as long as XinXing and its affiliates hold 4.75% of the total number of issued and outstanding Common Shares (on a fully-diluted basis excluding any convertible securities which are issued or issuable following December 8, 2014 pursuant to an equity compensation plan in respect of the directors, officers or employees of the Issuer), XinXing is entitled to designate one individual (the “XinXing Nominee”) to be nominated and, if elected, to serve as a member of the Board of Directors of the Issuer for a term expiring not earlier than the Issuer’s next annual meeting of shareholders at which directors of the Issuer are to be elected provided that the XinXing Nominee consents in writing to serve as a director and is eligible under the Business Corporations Act (British Columbia) to serve as a director. The XinXing Nominee was appointed to the Board of Directors of the Issuer on January 16, 2015. At the first annual meeting of shareholders following the end of the term of the XinXing Nominee at which directors of the Issuer are to be elected, and at each meeting of shareholders thereafter at which directors are to be elected, the Issuer agreed to cause the XinXing Nominee to be included in the slate of nominees proposed by the Issuer to the shareholders for election as directors. The Issuer agreed to use all reasonable efforts to cause the election of the XinXing Nominee, including soliciting proxies in favor of the election of the XinXing Nominee in the event the Issuer intends to solicit any such proxies in connection with a meeting of shareholders.

The Reporting Persons intend to review their investment in the Issuer from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Shares, (ii) subsequent developments affecting the Issuer, (iii) the Issuer’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to may acquire additional Common Shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer.

Except as described in this Schedule 13D, no Reporting Person has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5.  Interest in Securities of the Issuer.

The following percentages are based upon information set forth in the Subscription Agreement, in which the Issuer represented that there were 116,828,081 Common Shares issued and outstanding as of December 8, 2014, prior to the issuance of 12,836,826 Common Shares to XinXing.

(a)
As of the date of filing this Schedule 13D, XinXing is the holder of record of 12,836,826 Common Shares, representing 9.68% of the issued and outstanding Common Shares of the issuer. Gold Mountains directly owns 100% of XinXing and therefore may be deemed to have beneficial ownership of the 12,836,826 Common Shares held of record by XinXing, representing 9.68% of the issued and outstanding Common Shares of the issuer. Gold Mountains disclaims beneficial ownership of the shares shown as beneficially owned and held of record by XinXing, except to the extent of its pecuniary interest therein. Zijin directly owns 100% of Gold Mountains and therefore may be deemed to have beneficial ownership of the 12,836,826 Common Shares held of record by XinXing, representing 9.68% of the issued and outstanding Common Shares of the issuer. Zijin disclaims beneficial ownership of the shares shown as beneficially owned and held of record by XinXing, except to the extent of its pecuniary interest therein.

(b)	Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 12,836,826 Common Shares held of record by XinXing.

(c)	Except for the transactions described in this Schedule 13D, no Reporting Person has effected any transactions in the Issuer’s Common Shares during the 60 days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Apart from the Subscription Agreement described in Item 3 and Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as appendices and exhibits:

99.1	Joint Filing Agreement among the Reporting Persons, dated as of January 26, 2015
99.2	Subscription Agreement, dated as of December 8, 2014, by and between XinXing Global Limited and Pretium Resources Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  January 26, 2015

ZIJIN MINING GROUP CO., LTD.

By:	/s/ Lan Fusheng
	Name:	Lan Fusheng
	Title:	Vice Chairman

GOLD MOUNTAINS (H.K.) INTERNATIONAL MINING COMPANY LIMITED

By:	/s/ Lan Fusheng
	Name:	Lan Fusheng
	Title:	Chairman

XINXING GLOBAL LIMITED

By:	/s/ Fan Cheung Man
	Name:	Fan Cheung Man
	Title:	Director

Schedule A
Executive Officers and Directors of Reporting Persons

The following table sets forth the name, business address, present principal occupation or employment (and address of such organization) and citizenship of each director and executive officer of each of the Reporting Persons.

Zijin Mining Group Co., Ltd.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Mr. Huang Xiaodong, Chinese	Director and Vice President	Production plan and operational managment	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Xie Chengfu Chinese	Vice President	Key projects and CSR	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Yang Kaihui Canadian	Vice President	Geological exploration and overseas operation	19/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Ms. Lin Hongying Chinese	Chief Financial Director	Corporate finance and capital management	1 Zijin Road, Shanghang County, Fujian Province, PRC
Ms. Liu Qiang Chinese	Secretary of the Board of Directors	Routine work of the Board of Directors, investor relations and information disclosure	20/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Mr. Fan Cheung Man Hong Kongnese	Company Secretary	Investor relations in HK and information disclosure	Unit7503A, 75 Floor, International Commerce Center, No.1 Austin Road West, Kowloon, HK
Mr. Chen Jinghe Chinese	Chairman of Board	Overall corporate coordination and organization	20/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Mr. Wang Jianhua Chinese	Director and President	Operating management and party affairs	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Qiu Xiaohua Chinese	Director and Vice Chairman	Corporate development strategy and the establishment and operation of Commodity Exchange	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Lan Fusheng Chinese	Director and Vice Chairman	Investment projects and M&A	20/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Mr. Zou Laichang Chinese	Director andVice President	Logistics management and scientific and technological management	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Lin Hongfu Chinese	Director and Vice President	Zijinshan Gold/Copper mines	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Li Jian Chinese	Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Lu Shihua Chinese	Independent Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Ding Shida Chinese	Independent Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Jiang Yuzhi Chinese	Independent Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Sit Hoi Wah Hong Kongnese	Independent Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China

Gold Mountains (H.K.) International Mining Company Limited

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Mr Lan Fusheng Chinese	Director and Chairman	Overall corporate coordination and management	20/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Mr. Fan Cheung Man Hong Kongnese	Diector and General Manager	Daily operation	Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.
Mr Yang Kaihui Canadian	Director		19/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Ms. Yang Yifang Canadian	Diector		Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.

Xinxing Global Limited

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Mr. Fan Cheung Man Hong Kongness	Director	Daily Operation	Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.
Ms. Zhang Qiaochun	Director		Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.
Mr. Yiu Kai	Director		Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.